Exhibit 99.1

Ostin Technology Group Announces Results of Extraordinary General Meeting

Nanjing, China, November 27, 2024 (GLOBE NEWSWIRE) -- Ostin Technology Group Co., Ltd. (“the Company”) (Nasdaq: OST), a leading supplier of display modules and polarizers based in China, announced the results of an Extraordinary General Meeting held on November 26, 2024, at 10:00 a.m. Beiijng Time (November 25, 2024, at 9:00 p.m., U.S. Eastern time) at its executive office at Floor 1, Building F4, 1 Zidong Road, Qixia District, Nanjing, Jiangsu Province, China.

At the Extraordinary General Meeting, shareholders of the Company:

1.	Approved and ratified the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2024, and authorized the Board and/or the Audit Committee to fix such independent registered public accounting firm’s annual compensation;

2.	approved the Company’s authorized share capital of US$500,000 divided into 4,991,000,000 Class A ordinary shares of a par value of US$0.0001 each, 8,000,000 Class B ordinary shares of a par value of US$0.0001 each and 1,000,000 preference shares of a par value of US$0.0001 each, be consolidated and divided at a share consolidation ratio of one (1)-for-ten (10) (the “Share Consolidation”); authorized the transfer agent and share registrar of the Company to update the listed register of members of the Company as may be necessary to reflect the Share Consolidation; and authorized the registered office provider of the Company to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the Share Consolidation;

3.	Adopted the Third Amended and Restated Memorandum and Articles of Association of the Company as the memorandum and articles of association of the Company in substitution for and to the exclusion of the existing Second Amended and Restated Memorandum and Articles of Association of the Company in its entirety with immediate effect to reflect the Share Consolidation; authorized the registered office provider of the Company to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the adoption of the Third Amended and Restated Memorandum and Articles of Association; and in respect of any and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, authorized the Board to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing: rounding up fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation to the nearest whole share, and/or capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

About Ostin Technology Group Co., Ltd.

Founded in 2010, the Company is a supplier of display modules and polarizers in China. The Company designs, develops, and manufactures TFT-LCD display modules in a wide range of sizes and customized sizes which are mainly used in consumer electronics, outdoor LCD displays, and automotive displays. The Company also manufactures polarizers used in the TFT-LCD display modules.

For more information, please visit http://www.austinelec.com/

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions, and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s forecast on market trends; the Company’s future business development; the demand for and market acceptance for new products; expectation to receive customer orders for new products; the anticipated timing for the marketing and sales of new products; changes in technology; the Company’s ability to attract and retain skilled professionals; client concentration; and general economic conditions affecting the Company’s industry and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Ostin Technology Group Co., Ltd.
ir@austinelec.com

Investor Relations:

Janice Wang
Wealth Financial Services LLC
Phone: +86 13811768599 +1 628 283 9214
Email: services@wealthfsllc.com